

May 26, 2011

Via Facsimile
Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

> **Re:**   **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 18, 2011**
> **File No. 000-14338**

Dear Mr. Bass:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.   We note your disclosure on page 13 that beginning in the first quarter of fiscal 2012 you will provide new classifications of your product revenue including flagship, suites and new and adjacent. We further note that you provided revenue information based upon these new classifications in your Form 8-K filed on February 24, 2011 for fiscal 2011. Please tell us how you considered providing similar information and analysis in your Form 10-K. Refer to Section III.B.1 of SEC Release No. 33-8350.

Provision for Income Taxes, page 45

2.   We note your effective tax rate differed from the U.S. statutory tax rate due, in part, to the tax impact of earnings from foreign operations. We also note your statement that your future effective tax rate may be materially impacted by the amount of benefits or charges associated with foreign earnings that are taxed at different rates. Please tell us how you considered providing disclosures that explain how having earnings in countries where you have different statutory tax rates impacts your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures, page 47

3.   We note that you exclude certain "discrete tax provision items" from your non-GAAP financial measures. Please tell us what these items represent and how you considered providing a more detailed description of these items in your disclosure on page 48 related to this reconciling item.

Liquidity and Capital Resources, page 48

4.   We note your disclosure on page 81 that no provision has been made for federal income taxes on $1 billion of unremitted earnings and that the unrecognized tax liability associated with these earnings was approximately $314 million as of January 31, 2011. We further note your disclosure on page 60 that 14% of your cash, cash equivalents and marketable securities are located in the U.S. Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the remittance of undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 55

5.   Please tell us how you considered presenting the excess realized tax benefit related to shares issued under share-based payment arrangements separately within operating and financing activities on your Statements of Cash Flows. Refer to ASC 718-20-55-24 and ASC 230-10-45-14(e) and 17(c).

Note 5 – Income Taxes, page 79

6. We note the impact your foreign earnings had on your effective tax rate in the rate reconciliation on page 80. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief